eLayaway, Inc.
1650 Summit Lake Drive, Suite 103
Tallahassee, FL 32317

January 15, 2012

Securities and Exchange Commission
Attn: Barbara C. Jacobs, Assistance Director; Ryan Houseal, Attorney-Advisor
Division of Corporation Finance
Washington, D.C. 20549

RE:          eLayaway, Inc.
Information Statement on Schedule 14C (Preliminary)
Filed August 10, 2012
File No. 333-181388

Dear Ms. Jacobs and Mr. Houseal,

In response to your discussion with our counsel on January 14, 2013, we have filed a revised Information Statement on Schedule 14C.

We have included tabular disclosure regarding the number of shares authorized for issuance, the number of shares currently issued and outstanding common stock, the number of shares on reserve, and the number of shares available for issuance.  Additionally, we have included tabular disclosure providing a sensitivity analysis assuming the conversion of our outstanding notes into common stock occurs at the current market price, and assuming that the conversion occurs at a price 10%, 25%, and 50% lower than the current market price.

Finally, we have included in the additional tabular disclosure the material terms of the convertible notes for the purposes of our discussion in the Information Statement regarding the purpose and effect of increasing our authorized capital stock—to, among other things, permit the conversion of Company debt into equity.  These material terms include the identity of the creditors, the note balance available for conversion into equity, the conversion price/discount, and the amount of shares the notes could be converted into based on the assumptions described above.  Any other terms of the notes are not material for purposes of our disclosure regarding increasing the authorized capital stock to accommodate conversion of Company debt into equity.

If you have any questions, please feel free to contact our counsel, Lance Brunson of Vincent & Rees, via telephone at (801) 303-5737.  Thank you for your assistance and review.

Sincerely,

/s/ Bruce Harmon
Bruce Harmon
Chief Financial Officer Chairman of the Board of Directors